

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2022

Neil G. Chan
Chief Executive Officer
IGEN Networks Corp.
31772 Casino Drive,Suite C
Lake Elsinore, CA 92530

> **Re: IGEN Networks Corp.**
> **Registration Statement on Form S-1**
> **Filed June 13, 2022**
> **File No. 333-265542**

Dear Mr. Chan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services